SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Aviva plc ("Aviva")
14 APRIL 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSON DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Andrew Briggs

•
Andrew Briggs, who, as previously announced, is appointed Chief Executive Officer of the enlarged Aviva UK & Ireland Life business following the all-share acquisition of Friends Life Group Limited ("Friends Life") by
Aviva ("the Acquisition") and has been classed as a Person Discharging Managerial Responsibility ("PDMR"), notified the Company of the following PDMR and Connected Persons transactions in Aviva ordinary shares of 25 pence each (" the Transactions"):

PDMR	Shares Sold	Share Price per share
Andrew Briggs	198,960 29,722	£5.6498 £5.6478
PDMR Connected Person	Shares Sold	Share Price per share
Suzanne Briggs (spouse)	61,426	£5.6478

•
The completion of the Acquisition on 13 April 2015 resulted in Mr Briggs' interest in Friends Life ordinary shares being acquired by the Company and, in consideration thereof, new Aviva ordinary shares of 25 pence each being issued to Mr Briggs on the basis of 0.74 new Aviva shares for each Friends Life share held.

•
Of the shares sold in the Transactions, 198,960 shares were acquired by Mr Briggs following the early vesting (on account of the Acquisition) of Friends Life share and incentive plans and the resultant conversion of
Friends Life shares in accordance with the terms of the Acquisition.

·
 Of these, 82,598 Aviva shares relate to a vested award under the Friends Life Performance Share Plan (PSP); 46,141 Aviva shares relate to a vested 2013 award under the Resolution Deferred Share Award Plan 2013 (DSAP)
and 70,221 Aviva shares relate to a vested 2014 award under the DSAP. As set out in the Friends Life Scheme Document, all participants awards under the DSAP (through which one third of the annual bonuses are deferred into shares) vested in full on the sanction of the Scheme by the Guernsey Court on 10 April 2015. Awards under the PSP were tested against the performance conditions and have been pro-rated for both performance conditions and time due to early vesting triggered by the Acquisition.

•	The whole of the vested awards have been sold and part of the proceeds cover Mr Briggs' tax liability arising on the vesting of the shares.

•	The Transactions were entered into by way of trading plans executed on 26 and 27 March 2015, and took place and were notified to the Company on Monday 13 April 2015.

•
Following the Transactions Mr Briggs will have a continuing interest in 222,904 Aviva ordinary shares of 25 pence each and will therefore meet his minimum shareholding requirement of 150% of base salary when he becomes a director on 29 April 2015.

Sir Adrian Montague

·
The Company was notified on Monday 13 April 2015 that, following the completion of the Acquisition, Sir Adrian Montague, Senior Independent Director, received 2,165 new Aviva ordinary shares of 25 pence each on 13
April 2015 in consideration for the 2,927 Friends Life ordinary shares held by him and acquired by the Company on the basis of 0.74 new Aviva shares for each Friends Life share held. As a result Sir Adrian Montague's total interest in Aviva ordinary shares of 25 pence each increased to 24,233.

These notifications are made in accordance with Disclosure Rule 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

Enquiries:

Media

Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts

Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

Notes to editors:

• Aviva provides life insurance, general insurance, health insurance and asset management to 34* million customers, across 16 markets worldwide

• In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £245 billion in assets.

• Aviva helps people save for the future and manage the risks of everyday life; we paid out £24.6 billion in benefits and claims in 2014.

• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

• Follow us on twitter: www.twitter.com/avivaplc/

* Before the deduction of overlapping customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary